VALIC Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2015

1. Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company" or "VFA"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to clearing broker-dealers. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company.

The Company is a party to a selling agreement with AIG Capital Services, Inc. ("ACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell shares of mutual funds advised by SunAmerica Asset Management, LLC, also an indirect, wholly owned subsidiary of AIG.

The Company is a party to selling and agency agreements with American General Life Insurance Company ("AGL"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products and other life insurance products issued by AGL.

The Company is a party to a selling agreement with The United States Life Insurance Company in the City of New York ("USL"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products issued by USL in the State of New York.

2. Significant Accounting Policies

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated federal income tax return filed by AIG. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax provision or benefit calculated is either remitted to or received from AIG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2015, the current federal income taxes receivable from an affiliate was $2,322,000, and the deferred federal income taxes receivable from an affiliate was $113,000. At December 31, 2015, the deferred state income taxes receivable from an affiliate was $10,000 and the state taxes receivable from an affiliate was $145,000.

Cash and Cash Equivalents
The Company has cash of $52,000 deposited in financial institutions that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of the respective financial institutions.

Cash equivalents of $42,269,000 at December 31, 2015 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having an original maturity of three months or less.

Dealer Concession Revenue
Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. Revenues are recorded on a trade-date basis.

Service Fee Income
The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and ACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees
Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires management judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Management has determined that the fair value of the Company's money market funds held are equivalent to the carrying amount as presented in the financial statements and are classified as a Level 1 security.

There were no Level 2 or Level 3 securities at December 31, 2015. During 2015, there were no transfers of securities between levels.

Future Application of Accounting Standards
In August 2014, the Financial Accounting Standards Board issued guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The standard is effective in 2016. Early adoption is permitted. The guidance is not expected to significantly impact the Company's financial statements.

In January 2016, the FASB issued ASU 2016-1, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities. In addition to certain measurement changes, the guidance addresses various disclosure and presentation issues related to financial instruments. For public entities, this update is effective for fiscal years beginning after December 15, 2017 with early application permitted. The adoption of this update is not expected to have a material impact on the Company's consolidated financial statements.

In May 2014, the Financial Accounting Standards Board issued an accounting standard that supersedes most existing revenue recognition guidance. The standard excludes from its scope the accounting for insurance contracts, leases, financial instruments, and other agreements that are governed under other US GAAP guidance, but affects the revenue recognition for certain of the Company's other activities.

The standard is effective for interim and annual reporting periods beginning after December 15, 2016 and may be applied retrospectively or through a cumulative effect adjustment to retained earnings at the date of adoption. Early adoption is permitted. The Company plans to adopt the standard on the required effective date of January 1, 2017 and is assessing the impact of the standard on the Company's financial condition, results of operations, and cash flows.

3. **Accounts Receivable, Dealer Concession Receivable, Advisory Service Fee Receivable, and Service Fee Receivables**

    Amounts due to the Company at December 31, 2015 consisted of fees and commissions from the Company's clearing brokers. These receivables are short term in nature; therefore, the carrying value approximates fair value.

4. **Deposits Held by Clearing Brokers**

    Under the terms of the clearing agreement between the Company and the clearing brokers, the Company is required to maintain a level of cash or securities on deposit with the clearing brokers. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing brokers. The Company has funds on deposit with the clearing brokers to meet this requirement. As of December 31, 2015, there were no amounts owed to the clearing brokers by these customers.

5. **Regulatory**

    The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital

ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6^2/_3$% of aggregate indebtedness.

At December 31, 2015, the Company had net capital of $23,176,000, which was $21,811,000 in excess of its required net capital of $1,365,000. The ratio of aggregate indebtedness to net capital is .883 to 1. See Schedule I.

The Company claims exemption from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3.

The Company claims exemption from the possession or control requirements under paragraph (k)(2)(ii) of rule 15c3-3.

6.   **Transactions With Affiliates**

During 2015, the Company paid dividends to VALIC of $45,000,000.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices are allocated and paid by SunAmerica Services Company ("SASCO") based on the SASCO shared service agreement with VFA. These expenses are included in the statement of operations as total expenses from Parent.

Dealer concession revenue from affiliates of $166,344,000 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $357,000 represents amounts due at December 31, 2015 for these services.

Service fee income from affiliates of $933,000 consists of concessions from proprietary mutual fund trails.

SASCO charges the Company for various administrative services provided. During 2015, the Company paid SASCO $23,524,000 for these services that are reflected in total expenses in the accompanying statement of operations.

Accounts receivable from affiliates of $259,000 at December 31, 2015 consists of various operating expenses due to SASCO.

During 2015, the Company engaged in selling fixed and variable annuity products of $92,824,000 and group plans of $11,841,000 offered by its Parent which are reflected in dealer concession revenue from affiliates and commissions in the accompanying statement of operations.

During 2015, the Company paid $682,000 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent fees deposited by the Company.

Accounts receivable from affiliates of $750,000 at December 31, 2015 consists of various operating expenses due from VALIC.

Balances with affiliates are settled monthly

At December 31, 2015 the Company had the following intercompany receivables and payables due to and from affiliates:

	Due (To)	Due From
Variable Annuity Life Insurance Company	-	750
SunAmerica Service Co.	-	259
	-	1,009

7.   Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2015. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been presented for the year ended December 31, 2015.

8.   Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal and regulatory proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal and regulatory proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Off-Balance-Sheet Risk
Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has recorded no liabilities with regard to the right. During 2015, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

9. Income Taxes

The current and deferred portions of income tax expense included in the statement of operations as determined in accordance with ASC 740 (Accounting for Income Taxes) are as follows:

	Current	Deferred	Total
Federal	$ 29,164	$ (61)	$ 29,103
State income and franchise	2,289	(8)	2,281
	$ 31,453	$ (69)	$ 31,384

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the amounts used for income tax reporting purposes. These deferred income taxes are included in prepaid expenses and other assets. The significant components of the deferred tax assets and liabilities are as follows:

Deferred Tax Assets:

Commission accrual	$ 114
Internally developed software	5
Total deferred tax assets	119

Deferred Tax Liabilities:

Furniture and fixtures	1
State income taxes	5
Total deferred tax liabilities	6
Net deferred tax assets (included in Prepaid expenses and other assets)	113

The difference between the federal statutory tax rate of 35% and the Company's effective income tax rate of 36.75% for the year ending December 31, 2015 is primarily due to the tax impact of state taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company is currently under Internal Revenue Service examination for the taxable years 2007-2010. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2015 remain subject to examination by major tax jurisdictions.

10.   **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 29, 2016, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.